SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

(Rule 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697107

(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103-2921

(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,833,073	$202.00

*                 Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase, at the maximum tender offer price of $0.70 per share in cash, of an aggregate of 4,047,245 shares of common stock, no par value per share, which includes 2,900,000 shares purchased under the offer, and an additional 1,147,245 shares purchased upon the exercise of the registrant’s right to purchase an additional 2% of its outstanding shares, based on 57,362,236 shares outstanding as of September 8, 2010.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$202.00
Form of Registration No.:	SC TO-I File No. 005-49487 (September 17, 2010): $144.74 SC TO-I File No. 005-49487 (October 6, 2010): $57.26
Filing Party:	Tucows Inc.
Date Filed:	September 17, 2010 and October 6, 2010 (amendment)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                        third-party tender offer subject to Rule 14d-1.

☒                      issuer tender offer subject to Rule 13e-4.

☐                        going-private transaction subject to Rule 13e-3.

☐                        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐                        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Tucows Inc., a Pennsylvania corporation (“Tucows”), with the Securities and Exchange Commission (the “SEC”) on September 17, 2010, as amended by Amendment No. 1 to the Schedule TO, filed by Tucows with the SEC on September 27, 2010, as further amended by Amendment No. 2 to the Schedule TO, filed by Tucows with the SEC on October 6, 2010, which relates to the tender offer by Tucows to purchase 2,900,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Tucows has offered to purchase these shares at a price not greater than $0.70 per share nor less than $0.61 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Tucows’ offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2010, as amended by the Amended Offer to Purchase, dated October 6, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer”.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information contained in the Offer is incorporated herein by reference in response to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by the following:

On October 20, 2010, Tucows issued a press release announcing the preliminary results of its Offer, which expired at 5:00 p.m., New York City time, on Tuesday, October 19, 2010. A copy of the press release is filed as Exhibit (a)(5)(C) to this Amendment No. 3 and is hereby incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(C)	Press Release, dated October 20, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

/s/ MICHAEL COOPERMAN
Michael Cooperman
Chief Financial Officer
October 21, 2010

EXHIBIT INDEX

(a)(1)(A)**	Amended Offer to Purchase, dated October 6, 2010
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2) - (a)(4)	Not applicable
(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated September 17, 2010
(a)(5)(B)*	Press Release, dated September 17, 2010
(a)(5)(C)	Press Release, dated October 20, 2010
99(b)(1)***	Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal
99(b)(2)***	Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal
99(b)(3)***	Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal
99(b)(4)****	Operating Loan Agreement, dated September 10, 2010, between Tucows.com Co. and the Bank of Montreal
99(b)(5)****	Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal
(d)(1)*	Tucows Inc. Amended and Restated 2006 Equity Compensation Plan

*                           Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on September 17, 2010.

**                    Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on October 6, 2010.

***             Incorporated by reference to the relevant exhibit to the Current Report on Form 8-K filed by Tucows Inc. with the Securities and Exchange Commission on July 31, 2007.

****      Incorporated by reference to the relevant exhibit to the Current Report on Form 8-K filed by Tucows Inc. with the Securities and Exchange Commission on September 13, 2010.